August 7, 2009



Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange
Commission Division of Corporation Finance
Washington, D.C.  20549

RE: SEC letter dated July 16, 2009 regarding the Form 10-K for the Fiscal Year Ended December 31, 2008 filed March 31, 2009 by Conseco, Inc.
     (File No. 001-31792)

Dear Mr. Rosenberg:

The following information is provided in response to the comments in your letter dated July 16, 2009:

Item 1. Business, page 8

     (1) Staff comment: "We note that you have entered into an arrangement with Coventry Health Service pursuant to which you distribute Coventry's Private-Fee-For-Service Plan, Advantra Freedom. We further note that you receive a fee based upon the number of plans sold through your distribution channels and that the collected premiums comprised twelve percent of your total collected premiums in 2008. Please file the distribution agreement and quota share reinsurance agreements related to the Coventry Advantra Freedom Plan as exhibits or provide an analysis supporting your determination that these agreements are not material to your business."

          Response: We have concluded the Private-Fee-For-Service ("PFFS") business assumed through four different reinsurance agreements with Coventry Health Care ("Coventry") is not material to our business for the following reasons:

               (i) The reinsurance contracts are similar to other agreements we have entered into to assume or cede blocks of business. We consider the agreements to have been made in the ordinary course of our business;

               (ii) While the business comprised 12 percent of our collected premiums, the largest amount assumed pursuant to a single agreement was 5 percent as summarized below:

                                                                                               Percentage of
                                                                                               total premium
                                                                             Total               collected
                                                                             -----               ---------
Assumption of a portion of the business sold
     through our distribution channel...............................        $229.8                     5%

Assumption of a portion of business sold by Coventry
     related to a specific group in West Virginia...................         184.5                     4

Assumption of a portion of business sold by Coventry
     related to a specific group in Pennsylvania....................         127.0                     3

Assumption of a portion of business sold by Coventry
     related to another group.......................................           1.1                     -
                                                                            ------                    --

        Grand total.................................................        $542.4                    12%
                                                                            ======                    ==

              (iii) While total PFFS collected premiums comprised 12 percent of our collected premiums, the materiality of this block to our business is significantly less than that ratio suggests. Coventry initially writes the PFFS business and receives premiums pursuant to Medicare Advantage contracts with the Center for Medicare and Medicaid Services, an agency of the United States Department of Health and Human Services ("CMS"). CMS makes premium payments to Coventry (a portion of which are subsequently ceded to Conseco) which are determined using a risk adjustment model which apportions premiums to all health plans providing Advantage contracts, according to health severity. The risk adjustment premiums paid by CMS reduce the risk associated with this business. Because of the reduced risk, the insurance margins on this business are very low. For example, during 2008 policy benefits incurred on these short-term health policies were 96 percent of insurance policy income. Accordingly, while PFFS collected premiums comprised 12 percent of our total collected premiums, these agreements (individually or in the aggregate) are not considered material to our business.

               (iv) This business will no longer be assumed by Conseco after
                    January 1, 2010, and will comprise a much smaller percentage of our collected premiums and business in 2009, due to terminations of the three agreements pursuant to which we assumed group business written by Coventry. Conseco terminated two of these agreements as of December 31, 2008 and terminated the last agreement on June 30,

                    2009. In addition, Coventry has announced that they will no longer be writing this business effective January 1, 2010. Conseco announced on July 22, 2009, that it has entered into a strategic alliance with Humana, Inc. ("Humana") under which it will offer Humana's Medicare Advantage plans to its policyholders and consumers nationwide through our career agency force.

                    The following summarizes the collected PFFS premiums under the Coventry reinsurance agreements during the first six months of 2009 (dollars in millions).

                                                                                               Percentage of
                                                                                              total premiums
                                                                            Total                collected
                                                                            -----                ---------
Assumption of a portion of the business sold
     through our distribution channel...............................        $150.5                   7%

Assumption of business sold by Coventry through
     agreements which were terminated effective
     June 30, 2009..................................................          44.3                   2
                                                                            ------                   -

        Grand total.................................................        $194.8                   9%
                                                                            ======                   =

               (v) Our business is not substantially dependent on these agreements.

               (vi) Effective January 1, 2010, we will no longer assume PFFS business; the Coventry blocks will no longer be assumed and we will not assume business under the Humana agreement. The Humana agreement is not expected to be material to our business.

Item 7. Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations
Critical Accounting Policies
Value of Policies Inforce at the Effective Date and Cost of Policies Produced, page 45

     (2) Staff comment: "Please disclose annuity surrenders and insurance policy lapses by line of business and in total, and discuss and analyze trends in annuity surrenders and insurance policy lapses in relation to prior years and historical levels. Please refer to Item 303 (3) of Regulation S-K."

          Response: Please refer to Exhibit 2-1, attached, for a representative disclosure to be included in our future filings, commencing with our Form 10-Q for the quarterly period ended June 30, 2009.

Liabilities for Insurance Products, page 54

     (3) Staff comment: "Since you state that it is possible that actual claims will materially exceed your reserves and you have incurred significant losses beyond your estimates, please revise your disclosures to describe and quantify the reasonably likely changes in your key assumptions."

          Response: Please refer to Exhibit 3-1, attached, for a representative disclosure to be included in our future filings, commencing with our Form 10-Q for the quarterly period ended June 30, 2009.

Consolidated Financial Statements
3.  Basis of Presentation
Valuation Hierarchy, page 133

     (4) Staff comment: "Please enhance your disclosure of the types of actively managed fixed maturity investments that you classified as Level 3. Since these are actively managed securities please disclose why there are not material observable inputs available. Please also provide a discussion of how the cash flow expectations for your Level 3 investments at December 31, 2008 may have changed from prior periods and quantify the impact this change has had on your financial statements."

          Response: Our actively managed fixed maturity portfolio is comprised solely of securities that are available for sale. Although some of the securities in the portfolio have no observable pricing inputs, we may sell them from time-to-time. (Since we do have the intent and ability to hold the securities to maturity but may sell them from time-to-time and the securities were not acquired for the purpose of selling them in the near term, management has concluded that our classification as "available for sale" is appropriate).

          In general, management's best estimates of future cash flows from Level 3 investments have not changed from prior periods. On our actively managed fixed maturities classified as Level 3, we have recognized losses on sales and other-than-temporary impairment losses of $19.7 million in 2008 and $10.1 million (including $3.4 million of impairment losses recognized through accumulated other comprehensive loss) during the first six months of 2009.

          Please refer to Exhibit 4-1, attached, for a representative additional disclosure to be included in our future filings, commencing with our Form 10-Q for the quarterly period ended June 30, 2009.

5. Investments
Net Realized Investment Gains (Losses), page 145

     (5) Staff comment: "Please disclose the factors underlying the sales or write downs of investments that resulted in realized investment losses. For example, if a loss resulted from a sale of investments that you originally intended to hold until recovery, describe the circumstances that led to the change in your intent."

          Response: Please refer to Exhibit 5-1, attached, for a representative additional disclosure to be included in our future filings, commencing with our Form 10-Q for the quarterly period ended June 30, 2009. Similar disclosure was previously provided on pages 45, 84 and 85 in "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations" of our Form 10-K for the fiscal year ended December 31, 2008. In future filings, this disclosure will also be added to the notes to the consolidated financial statements.

          With respect to disclosures underlying writedowns of investments that resulted in losses, please refer to the following disclosure included on page 146 in our Form 10-K for the fiscal year ended December 31, 2008:

                "Our assessment of whether unrealized losses are "other than temporary" requires significant judgment. Factors considered include: (i) the extent to which market value is less than the cost basis; (ii) the length of time that the market value has been less than cost; (iii) whether the unrealized loss is event driven, credit-driven or a result of changes in market interest rates or risk premium; (iv) the near-term prospects for fundamental improvement in specific circumstances likely to affect the value of the investment; (v) the investment's rating and whether the investment is investment-grade and/or has been downgraded since its purchase; (vi) whether the issuer is current on all payments in accordance with the contractual terms of the investment and is expected to meet all of its obligations under the terms of the investment; (vii) our ability and intent to hold the investment for a period of time sufficient to allow for a full recovery in value;
             (viii) the underlying current and prospective asset and enterprise values of the issuer and the extent to which the recoverability of the carrying value of our investment may be affected by changes in such values; (ix) unfavorable changes in cash flows on structured securities including mortgage-backed and asset-backed securities; and (x) other subjective factors."

     (6) Staff comment: "Please disclose, in a table, loans in your commercial loan portfolio grouped by current loan-to-value ratio, as appropriate, to provide informative disclosure about different levels of loan-to-value ratio. For example, groupings could include loans classified as low, medium or high loan-to-value ratio with a note explaining the definition of low, medium and high."

          Response: Please refer to Exhibit 6-1, attached, for a representative disclosure of weighted average loan-to-value ratios at origination for our commercial mortgage portfolio. This disclosure will be included in our future filings, commencing with our Form 10-Q for the quarterly period ended June 30, 2009.

Note 7 - Income Taxes, page 153

     (7) Staff comment: "Due to the negative surplus in your insurance subsidiaries and the significant statutory losses incurred by your life insurance subsidiaries since your emergence from bankruptcy in 2003 please enhance your disclosures that no further valuation allowance is required on your $2.1 billion net deferred tax asset as follows:

               o Disclose when you project to begin generating taxable income given that you only appear to have generated taxable income in one year since your emergence from bankruptcy in 2003;

               o Disclose your projected taxable income and the sources of that taxable income for your insurance and non-insurance subsidiaries over the next five years or over any other period that you deem relevant based on the guidance of paragraph 21 of SFAS 109; and

               o Disclose potential tax planning strategies within your control that you are considering to avoid a tax benefit from expiring unused for your life and non-life insurance subsidiaries."

          Response: Please refer to Exhibit 7-1, attached, for a representative disclosure to be included in our future filings, commencing with our Form 10-Q for the quarterly period ended June 30, 2009.

In connection with responding to your comments, the Company provides specific acknowledgment of the following:

               o The Company is responsible for the adequacy and accuracy of the disclosures in our filings;

               o Staff comments or changes to disclosures in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

               o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please call me at (317) 817-6144.

Very truly yours,


/s/ John R. Kline
-----------------
John R. Kline
Senior Vice President and
   Chief Accounting Officer

                                   Exhibit 2-1

                      Representative Disclosure Related to
                 Annuity Surrenders and Insurance Policy Lapses

                      Representative Disclosure Related to
                 Annuity Surrenders and Insurance Policy Lapses

The following summarizes the persistency of our major blocks of insurance business summarized by segment and line of business:

                                                                        Years ended
                                                                        December 31,
                                                                        ------------           Six months ended
                                                                      2007         2008         June 30, 2009(3)
                                                                      ----         ----         -------------
         Bankers Life:
              Medicare supplement (1)..........................       83.5%        83.7%             81.2% (4)
              Long-term care (1)...............................       91.0         90.4              87.4 (5)
              Equity-indexed annuities (2).....................       87.1         88.0              86.2 (6)
              Other annuities (2)..............................       84.0         84.3              85.2 (7)
              Life (1).........................................       87.7         87.3              87.4 (8)

         Colonial Penn:
              Life (1).........................................       87.3         86.0              86.2 (8)

         Conseco Insurance Group:
              Medicare supplement (1)..........................       75.6         77.8              77.4 (4)
              Long-term care (1)...............................       92.7         92.1              91.9 (8)
              Specified disease (1)............................       91.9         90.3              90.4 (8)
              Equity-indexed annuities (2).....................       91.4         86.5              76.0 (9)
              Other annuities (2)..............................       89.5         80.6              93.5 (8)
              Life (1).........................................       93.7         90.3              90.4 (8)

------------
     (1)  Based on number of inforce policies.
     (2)  Based on the percentage of the inforce block persisting.
     (3)  Annualized rate.
     (4) Persistency rates on Medicare supplement business are typically lower in the first six months of each calendar year, as policyholders more frequently change insurance companies during the early part of each year. Adjusting for seasonality, the persistency rates during the first six months of 2009 are slightly higher than our expectations for these blocks.
     (5) Bankers Life has been implementing premium rate increases on certain policies in this block. Some policyholders have chosen to lapse their policies rather than pay the increased premium rate. Refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations - Bankers Life - Insurance Policy Benefits" for additional information.
     (6) We have noted a slight decrease in persistency rates for Bankers Life's equity-indexed annuity products during the first six months of 2009. We believe this decrease is related to a change in consumer preference to fixed rate annuities given volatility in the equity markets in recent periods. This decrease was more than offset by increased persistency in other annuity products. (See note 7 below). These equity-indexed annuity policies do not have the market value adjustment feature included in certain equity-indexed annuities sold by our Conseco Insurance Group segment. (See note 9 below).

                                       9

     (7) We have noted an increase in persistency rates for other annuity products (consisting primarily of fixed rate annuity policies). We believe this increase is related to the lack of competing investment products which would offer higher returns for consumers.
     (8)  These persistency rates are generally in line with our expectations.
     (9) This block of business has experienced higher than anticipated surrenders during the first six months of 2009 and we expect higher surrenders in future periods. The annuities which are experiencing higher surrenders have a market value adjustment ("MVA") feature, which effectively reduced (or in some cases eliminated) the charges paid upon the surrender of these policies as the 10-year treasury rate dropped to historic lows. The impact of both the historical experience and projected increased surrender activity and higher MVA benefits has reduced our expectations on the profitability of the annuity block of Conseco Insurance Group to approximately break-even. Refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations - Conseco Insurance Group - Amortization Related to Operations" for additional information.

                                   Exhibit 3-1

                    Representative Disclosure Related to the
                        Estimation of Claim Reserves for
                             Long-term Care Policies

                    Representative Disclosure Related to the
                        Estimation of Claim Reserves for
                             Long-term Care Policies


     We calculate and maintain reserves for the future payment of claims to our policyholders based on actuarial assumptions. For all our insurance products, we establish an active life reserve, a liability for due and unpaid claims, claims in the course of settlement and incurred but not reported claims. In addition, for our supplemental health insurance business, we establish a reserve for the present value of amounts not yet due on claims. Many factors can affect these reserves and liabilities, such as economic and social conditions, inflation, hospital and pharmaceutical costs, changes in doctrines of legal liability and extra-contractual damage awards. Therefore, our reserves and liabilities are necessarily based on numerous estimates and assumptions as well as historical experience. Establishing reserves is an uncertain process, and it is possible that actual claims will materially exceed our reserves and have a material adverse effect on our results of operations and financial condition. For example, our long-term care policy claims may be paid over a long period of time and, therefore, loss estimates have a higher degree of uncertainty. We have incurred significant losses beyond our estimates as a result of actual claim costs and persistency of our long-term care business of Senior Health and Washington National. The long-term care business of Senior Health was transferred to an independent trust in 2008 and Conseco no longer has any liability for this business. Estimates of unpaid losses related to long-term care business have a higher degree of uncertainty than estimates for our other products due to the range of ultimate duration of these claims and the resulting variability in their cost (in addition to the variations in the lag time in reporting claims). We would not consider a variance of 5-10 percentage points from the initial expected loss ratio to be unusual. As an example, an increase in the initial loss ratio of 5-10 percentage points for claims incurred in the second quarter of 2009 related to our long-term care business (in both our Bankers Life and Conseco Insurance Group segments) would result in a decrease in our earnings of approximately $8 to $16 million. Our financial results depend significantly upon the extent to which our actual claims experience is consistent with the assumptions we used in determining our reserves and pricing our products. If our assumptions with respect to future claims are incorrect, and our reserves are insufficient to cover our actual losses and expenses, we would be required to increase our liabilities, which would negatively affect our operating results.

                                   Exhibit 4-1

                 Representative Additional Disclosure Related to
                               Level 3 Investments

                 Representative Additional Disclosure Related to
                               Level 3 Investments



     For example, privately placed securities are classified as Level 3 as a result of the lack of market-observable external ratings from independent third party rating agencies. These securities comprise approximately 80 percent of our actively managed fixed maturities classified as Level 3. When valuing these securities, the Company utilizes ratings that are generally consistent with ratings assigned by the National Association of Insurance Commissioners which are updated annually. The remaining securities classified in the Level 3 category are primarily valued based on non-binding broker quotes or internally developed models using estimated future cash flows. In general, management's best estimate of future cash flows for the applicable securities classified as Level 3 have not changed from December 31, 2008. We recognized other-than-temporary impairments on securities classified as Level 3 investments of $10.1 million (including $3.4 million of impairment losses recognized through accumulated other comprehensive loss) during the first six months of 2009.

                                   Exhibit 5-1

                 Representative Additional Disclosure Related to
            Factors Underlying the Sales of Investments that Resulted
                          in Realized Investment Losses

                 Representative Additional Disclosure Related to
            Factors Underlying the Sales of Investments that Resulted
                          in Realized Investment Losses


     Our fixed maturity investments are generally purchased in the context of a long-term strategy to fund insurance liabilities, so we do not generally seek to purchase and sell such securities to generate short-term realized gains. In certain circumstances, including those in which securities are selling at prices which exceed our view of their underlying economic value, and it is possible to reinvest the proceeds to better meet our long-term asset-liability objectives, we may sell certain securities. During the six months ended June 30, 2009, we sold $.4 billion of fixed maturity investments which resulted in gross investment losses (before income taxes) of $67.2 million. We sell securities at a loss for a number of reasons including, but not limited to: (i) changes in the investment environment; (ii) expectation that the market value could deteriorate further; (iii) desire to reduce our exposure to an issuer or an industry; (iv) changes in credit quality; or (v) changes in expected liability cash flows.

                                   Exhibit 6-1

                    Representative Disclosure Related to the
                      Loan-to-Value Ratios of our Mortgage
                                 Loan Portfolio

                    Representative Disclosure Related to the
                      Loan-to-Value Ratios of our Mortgage
                                 Loan Portfolio


The following table provides the weighted average loan-to-value ratio at origination for our outstanding mortgage loans as of June 30, 2009 (dollars in millions):

                                                                   Carrying                 Estimated
Loan-to-value ratio at origination (1)                               value                 fair value
----------------------------------                                   -----                 ----------
Less than 60%..............................................       $  660.9                   $  611.6
60% to 70%.................................................          806.3                      655.5
70% to 80%.................................................          544.7                      455.6
80% to 90%.................................................           36.0                       26.0
Greater than 90%...........................................           46.2                       42.7
                                                                  --------                   --------

                                                                  $2,094.1                   $1,791.4
                                                                  ========                   ========

-----------
     (1) Loan-to-value ratios are calculated as the ratio of: (i) the carrying value of the commercial mortgage loans at June 30, 2009; to (ii) the estimated fair value of the underlying commercial property on the date the loan was originated (or, in certain cases, a more recent appraisal). Due to potential changes in the fair values of commercial properties, such loan-to-value ratios would likely be different if it were based on current fair value estimates.

                                   Exhibit 7-1

                    Representative Disclosure Related to the
                   Valuation Allowance for Deferred Tax Assets

                    Representative Disclosure Related to the
                   Valuation Allowance for Deferred Tax Assets


     Pursuant to SFAS 109, concluding that a valuation allowance is not required is difficult when there has been significant negative evidence, such as cumulative losses in recent years. We utilize a three year rolling calculation of actual income before income taxes as our primary measure of cumulative losses in recent years. Our analysis of whether there needs to be further increases to the deferred tax valuation allowance recognizes that as of December 31, 2008, we have incurred a cumulative loss over the evaluation period, resulting from the substantial loss during 2008 primarily related to the transfer of Senior Health to an independent trust as described in the note to these consolidated financial statements entitled "Transfer of Senior Health Insurance Company of Pennsylvania to an Independent Trust". As a result of the cumulative losses recognized in recent years, our evaluation of the need to increase the valuation allowance for deferred tax assets was primarily based on our historical earnings. However, because a substantial portion of the cumulative losses for the three-year period ended December 31, 2008, relates to transactions to dispose of blocks of businesses, we have adjusted the three-year cumulative results for the income and losses from the blocks of business disposed of in the past and the business transferred as further described in the note to these financial statements entitled "Transfer of Senior Health Insurance Company of Pennsylvania to an Independent Trust". In addition, we have adjusted the three-year cumulative results for a significant litigation settlement and the worthlessness of certain loans made by our Predecessor. We consider these to be non-recurring matters and have reflected our best estimates of when temporary differences will reverse over the carryforward periods.

     In order to support the utilization of the tax benefits of net operating loss carryforwards that do not have an offsetting valuation allowance, we project future taxable income based on our historical earnings adjusted for the items described in the previous paragraph. Based on these projections, we must generate approximately $160 million of taxable income in 2009 and approximately $210 million for each year thereafter through 2018 in order to utilize the tax benefits of our net operating loss carryforwards which expire through that date. The taxable income requirements are substantially comprised of life insurance income, as the potential tax benefits related to our non-life net operating loss carryforwards are substantially offset by a valuation allowance. Our taxable income for the six months ended June 30, 2009 was $83.7 million, and we expect our future taxable income to be adequate to utilize the remaining net operating loss carryforwards. The projections of future taxable income used to support the recovery of our net operating loss carryforwards do not anticipate the use of any tax planning strategies that we would consider to avoid a tax benefit from expiring.